Filed by Wright Medical Group, Inc.

Commission File No. 000-32883

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange of 1934

Subject Company: BioMimetic Therapeutics, Inc.

Commission File No.: 000-51934

This filing relates to the proposed acquisition by Wright Medical Group, Inc., a Delaware corporation (“Wright”), of BioMimetic Therapeutics, Inc., a Delaware corporation (“BioMimetic”), pursuant to the terms of an Agreement and Plan of Merger, dated as of November 19, 2012, by and among Wright, BioMimetic and Wright’s direct wholly owned merger subsidiaries, Achilles Merger Subsidiary, Inc., a Delaware corporation and Achilles Acquisition Subsidiary, LLC, a Delaware limited liability company.

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

EVENT DATE/TIME: NOVEMBER 19, 2012 / 4:00PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

CORPORATE PARTICIPANTS

Julie Tracy Wright Medical Group, Inc.—SVP & Chief Communications Officer

Bob Palmisano Wright Medical Group, Inc.—President & CEO

Lance Berry Wright Medical Group, Inc.—SVP & CFO

Ted Davis Wright Medical Group, Inc.—President, OrthoRecon Division

CONFERENCE CALL PARTICIPANTS

Kim Gailun JPMorgan—Analyst

Matthew O’Brien William Blair & Company—Analyst

Mark Landy Summer Street Research Partners—Analyst

Jeff Johnson Robert W. Baird & Company, Inc.—Analyst

Michael Matson Mizuho Securities—Analyst

Raj Denhoy Jefferies & Company—Analyst

Joanne Wuensch BMO Capital Markets—Analyst

Glenn Novarro RBC Capital Markets—Analyst

Jason Wittes Brean Murray, Carret & Co.—Analyst

Richard Newitter Leerink Swann & Company—Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Wright Medical Group, Inc. conference call. My name is Katina, and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will facilitate a question-and-answer session toward the end of the presentation. (Operator Instructions).

As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Ms. Julie Tracy. Please proceed.

Julie Tracy—Wright Medical Group, Inc.—SVP & Chief Communications Officer

Thank you and good morning, everyone. Welcome to this conference call to discuss the announcement released today that Wright has entered into an agreement to acquire BioMimetic Therapeutics. We appreciate you joining us.

I am Julie Tracy, Wright’s Chief Communications Officer. With me on the call today are Bob Palmisano, Wright’s President and Chief Executive Officer; Lance Berry, Wright’s Chief Financial officer; and Ted Davis, currently the president of Wright’s Ortho-Recon business and until very recently, our Senior Vice President of Corporate Development.

A copy of our press release regarding our agreement to acquire BioMimetic Therapeutics is available on our website at www.wmt.com.

The agenda for this call will include an overview of the proposed transaction from Bob, a review of the financial terms from Lance, a technology and market overview from Ted, followed by a question-and-answer session and closing comments from Bob.

2
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

Before we begin, I would like to remind you that this presentation contains forward-looking statements as defined under US federal securities laws. These statements reflect management’s current knowledge, assumptions, beliefs, estimates and expectations, and express management’s current views of future performance, results in trends, and may be identified by their use of terms such as anticipate, believe, could, estimate, expect, intend, may, plan, predict, project, will and other similar terms. Forward-looking statements are subject to a number of risks and uncertainties that could cause our actual results to materially differ from those described in the forward-looking statements.

In addition to those described below, forward-looking statements contained in this presentation include, without limitation, statements concerning the possibility of FDA approval of Augment Bone Graft; statements regarding market acceptance of and expected annual market demand for Augment Bone Graft; statements regarding the expected impact of the transaction on Wright’s strategy and financial results; and statements about the timing and expected benefits of the transaction. You should not place undue reliance on forward-looking statements. Such statements are made as of the date of this presentation, and we undertake no obligation to update such statements after this date.

In addition to those described above, risks and uncertainties that could cause our actual results to materially differ from those described in forward-looking statements are discussed in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year December 31, 2011 and our quarterly report on Form 10-Q for the quarter ended September 30, 2012 and include without limitation, the failure of BioMimetic stockholders to adopt the merger agreement or the failure of either Wright or BioMimetic to meet any of the other conditions to the closing of the transaction; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; future actions of the United States’ Attorney’s Office, the FDA, the Department of Health and Human Services, or other US or foreign government authorities that could delay, limit or suspend our development, manufacturing, commercialization and sale of products or result in seizures, injunctions, monetary sanctions or criminal or civil liabilities; any actual or alleged breach of the Corporate Integrity Agreement to which we are subject through September 2015, which could expose us to significant liability, including exclusion from Medicare, Medicaid and other federal health care programs; potential criminal prosecution and similar criminal fines and penalties; adverse outcomes in existing product liability litigation; new product liability claims; inadequate insurance coverage; the possibility of Private Securities Litigation or shareholder derivative suits; demand for and market acceptance of our new and existing products; potentially burdensome tax measures; lack of suitable business development opportunities; product quality or patient safety issues; challenges to our intellectual property rights; geographic and product mix impact on our sales; our inability to retain key sales representatives, independent distributors and other personnel or to attract new talent; inventory reductions or fluctuations in buying patterns by wholesalers or distributors; inability to realize the anticipated benefits of restructuring initiatives; negative impact of the commercial and credit environment on us, our customers and our suppliers; and the potentially negative effect of our ongoing compliance enhancements on our relationships with customers and on our ability to deliver timely and effective medical education, clinical studies and new products.

For more detail regarding these risks and for other potential risks not specifically identified, please see our filings with the US Securities and Exchange Commission, including our annual report on Form 10-K and subsequently-filed Form 10-Qs.

This presentation may be deemed to be solicitation material regarding the proposed business combination of Wright and BioMimetic. In connection with the proposed transaction, Wright intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement prospectus and other relevant materials, and each of Wright and BioMimetic intend to file with the SEC other documents regarding the proposed transaction. The proxy statement and prospectus and this communication are not offers to sell Wright securities and are not soliciting an offer to buy Wright securities in any state where the offer and sale is not permitted.

The final proxy statement prospectus will be mailed to stockholders of BioMimetic. Investors and security holders of BioMimetic are urged to read the proxy statement prospectus, including any amendments or supplements thereto and the other relevant material carefully in their entirety when they become available because they will contain important information about Wright and BioMimetic and the proposed transaction. The proxy statement and prospectus and other relevant materials, when they become available, and any and all documents filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov by written request to either Wright or BioMimetic to the attention of investor relations.

BioMimetic and its respective executive officers and directors and other persons, including Wright and its respective executive officers and directors, may be deemed to be participants in the solicitation of proxies from BioMimetic shareholders in connection with the proposed transaction. Information about the executive officers and directors of BioMimetic and their ownership of BioMimetic common stock is set forth in its annual

3
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 13, 2012 and the proxy statement for BioMimetic’s 2012 annual meeting of stockholders filed with the SEC on April 27, 2012. Information about the executive officers and directors of Wright Medical Group is set forth in its annual report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 24, 2012 in the proxy statement for Wright Medical Group’s 2012 annual meeting of stockholders filed with the SEC on March 27, 2012.

Certain directors and executive officers of BioMimetic and other persons may have direct or indirect interest in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the transaction. If and to the extent that any of the BioMimetic participants will receive any additional benefits in connection with the transaction, the detail of those benefits will be described in the proxy statement and prospectus related to the transaction.

Investors and security holders may obtain additional information regarding the direct and indirect interests of BioMimetic and its executive officers and directors in the transaction by reading the proxy statement and prospectus regarding the transaction when it becomes available.

On this call today, we will also disclose certain non-GAAP financial measures. We use non-GAAP financial measures as supplemental measures of performance and believe these measures provide useful information to investors in evaluating our operations period-over-period. Although we typically provide on our corporate website reconciliations of our non-GAAP financial measures to the most comparable US GAAP measures, we have not done so for the non-GAAP financial measures we will use in this presentation because of the uncertainty until closing in forecasting the timing and amount of future amortization and other charges as a result of our transaction with BioMimetic such as the anticipated charges associated with the accounting treatment of the contingent milestone payment.

Please note that non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

And with that, I’ll now turn the call over to Bob. Bob?

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Thanks, Julie, and good morning to everyone on the call. We are pleased that you joined us today to discuss this very important and significant milestone for our Company.

As you saw from our announcement, we have signed an agreement to acquire BioMimetic Therapeutics, a public company focused on developing regenerative medicine products, which include the Augment Bone Graft to promote the healing of musculoskeletal injuries and disease. Subject to customary closing conditions and approval by BioMimetic shareholders, we expect to close this transaction in the first quarter of 2013.

There are three strategic reasons we have made this move. First, this transaction fits perfectly with our strategy to grow our Foot and Ankle business. As we have previously indicated, over time we intend to transform our business to a 60% Extremities and 40% OrthoRecon, and this transaction is expected to accelerate this transformation.

Second, we believe BioMimetic’ technology, which includes Augment Bone Graft, is clinically differentiated and provides future opportunities in both bone repair and soft tissue applications that can turn our biologics business into a high-growth business and drive growth for years to come.

And third, BioMimetic brings a team of talented people with substantial experience from a research, development, clinical and regulatory perspective related to its technology and we believe will be a significant competitive advantage as we focus on growing and expanding our Extremities and Biologics business.

Specifically, Augment Bone Graft, once FDA approved, as we believe, would add an innovative new biologic product that is targeted directly to Foot and Ankle indications and, combined with Wright’s dedicated Foot and Ankle sales organizations and physician training expertise, is expected to further accelerate growth opportunities in our Foot and Ankle business.

4
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

Augment Bone Graft has the potential to eliminate the need for autograft, a current gold standard in bone repair, which often results in patient pain, morbidity, complications and increased operative time and blood loss.

Augment Bone Graft is currently being marketed as an alternative to autograft procedures in Canada for foot and ankle fusions, in Australia and New Zealand for hindfoot and ankle fusions and has a PMA application pending before the FDA for hindfoot and ankle fusion indications. We believe Augment Bone Graft holds great promise in promoting the repair of bone and these procedures, potentially providing significant advantage over existing biologic options.

Augment Bone Graft, once FDA approved, as we believe, will enable us to introduce into the US market a unique biologic treatment option for use in hindfoot and ankle fusion procedures that is additive to our broad foot and ankle product offering, specifically our ORTHOLOC 3Di ankle fusion plates; our CLAW II compression plating system; CHARLOTTE multi-use compression screws; and our VALOR ankle fusion system. We believe this lineup of outstanding products will be unmatched by any of our competitors once fully commercialized.

With regard to US approval, BioMimetic submitted a PMA amendment with the FDA at the end of June 2012 to gain approval for Augment Bone Graft for use in hindfoot and ankle fusion procedures, and the product is currently pending final FDA regulatory decision. We believe the PMA amendment supports the safety and effectiveness of Augment Bone Graft and believe it will ultimately gain FDA approval.

Ted will provide more detail on Augment’s US pivotal trial and the potential market opportunity later in this call.

As I have consistently said, we have been interested in looking at innovative technologies to drive growth in our current biologics business. Through our diligence, we identified BioMimetic Augment technology which met our strategic and financial objectives, fit our business model, and brings with it a management team that shares our vision for developing and introducing breakthrough biologic therapies.

We are very pleased that this diligence has accumulated in the opportunity we now have with BioMimetic. We have followed with great interest BioMimetic’s progress under the leadership of Dr. Samuel Lynch, BioMimetic’s President and Chief Executive Officer, as well as the entire BioMimetic team for several years now. We are excited about the prospects of working with BioMimetic as they complete the PMA review process for Augment Bone Graft and capitalize on the significant unmet market opportunity that exists for use in hindfoot and ankle fusions.

We believe our agreement with BioMimetic represents a unique and powerful opportunity to transform our biologics business into a high-growth business and a unique and proprietary biologic growth platform with multiple potential applications to further develop additional products to fully leverage the therapeutic benefit of BioMimetic recombinant human platelet-driven growth factor.

For BioMimetic, Wright brings a leading position in Foot and Ankle with an established sales presence and resources that we believe can successfully maximize the potential of the Augment technology and accelerate adoption of this important technology.

With respect to the broad integration plans for the two companies, we anticipate it will remain — it will be relatively straightforward. BioMimetic has approximately 50 employees in their Franklin, Tennessee facility, and we look forward to welcoming them into our organization after closing on the transaction.

In summary, we are convinced that our transaction with BioMimetic is a compelling, value-driven opportunity and consistent with our vision to be a leader in Foot and Ankle.

So with that overview complete, let me turn the call over to Lance to review the key financial aspects of the transaction. Lance?

Lance Berry—Wright Medical Group, Inc.—SVP & CFO

Thanks, Bob, and good morning, everyone. This is an exciting day for Wright. Although there are some limitations on what we can disclose by way of financial metrics until after the transaction is completed, there is some detail I can give you today and the potential for what the combination of our two companies may represent.

5
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

Under the terms of the agreement, the transaction has a total potential value for BioMimetic shareholders of approximately $380 million or $12.97 per share based on Wright’s closing price on Friday, November 16, 2012. Each share of BioMimetic common stock will be converted into the right to receive an upfront payment of $1.50 in cash and 0.2482 shares of Wright common stock.

The upfront payment valued BioMimetic at approximately $190 million or $6.47 per share based on Wright’s closing stock price on November 16, 2012. Each BioMimetic share will also receive one tradable Contingent Value Right, which entitles its holder to receive additional cash payments of up to $6.50 per share, which are payable upon receipt of FDA approval of Augment Bone Graft and upon achieving certain revenue milestones. Any contingent milestone payments will be paid in cash.

The Contingent Value Right payments to BioMimetic shareholders are structured as follows — $3.50 per share upon FDA approval of Augment Bone Graft; $1.50 per share upon achievement of $40 million in trailing 12-month sales for all products contributed by BioMimetic; $1.50 per share upon the achievement of $70 million in trailing 12-month sales for all products contributed by BioMimetic. The latter two sales milestone payments cannot be made sooner than 24 and 36 months post-closing of the transactions, respectively.

To quickly recap, the transaction price to Wright is as follows — $190 million upfront of which approximately $140 million is in Wright stock; Wright will also pay approximately $100 million in cash upon approval of Augment Bone Graft; approximately $45 million upon achievement of the first revenue milestones and approximately $45 million upon achievement of the second revenue milestone.

As Bob mentioned, the transaction is expected to close in the first quarter of 2013 and is subject to customary closing conditions, including BioMimetic shareholder approval. The transaction received the unanimous approval of the Board of Directors of Wright Medical and BioMimetic, and several of BioMimetic’s key shareholders have agreed to vote their shares in favor of the transaction.

As submitted, indications for Augment Bone Graft would imply a large addressable market of approximately $300 million in the US for the types of procedures that our US Foot and Ankle salesforce support every day. We believe that the combination of the demonstrated clinical results of Augment Bone Graft, combined with our direct Foot and Ankle distribution channel, will allow us to compete very effectively in this competitive area of the biologics market.

The ultimate timing and amount of future revenues will be dependent upon timing of FDA approvals and indications for use.

In addition to revenue growth, once fully commercialized, we expect Augment’s gross margin to be better than the current gross margin of Wright’s extremities segments.

Additionally, we anticipate that Augment Bone Graft will be significantly less inventory and capital expenditure intensive than our current hardware product lines.

Although we cannot finalize the purchase price allocation and fair value assessment of the contingent consideration until the closing and thus cannot yet assess the exact impact on its future GAAP earnings, we anticipate that the transaction will be dilutive to adjusted EBITDA until the second full year post-FDA approval of Augment Bone Graft and accretive thereafter. Wright will provide additional information on the financial impact of this transaction after closing.

Wright expects nonrecurring charges associated with this transaction. We will provide an update on the expected transaction and transition costs after closing of the transaction. We expect the cash acquired in the transaction will fund BioMimetic’s operations for approximately 18 months post-close.

In summary, we are very excited to add this technology to the Wright biologics platform. Assuming the deal has closed by our fourth-quarter earnings call in February 2013, we will provide 2013 operating and financial targets that will include BioMimetic.

Now I will turn the call over to Ted who will provide an overview of the market potential and clinical plans for the Augment Bone Graft technology. Ted?

6
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

Ted Davis—Wright Medical Group, Inc.—President, OrthoRecon Division

Thanks, Lance. As you have previously heard from Bob, the Augment technology represents a breakthrough approach to the treatment of hindfoot and ankle fusion procedures. We are very enthusiastic about this exciting technology.

BioMimetic’s Augment Bone Graft is a combination of two components — first, recombinant human platelet-derived growth factor, and second, beta tricalcium phosphate. As shown in preclinical studies, human platelet-derived growth factor, also referred to as PDGF, stimulates the body’s healing response at a bony site by attracting new bone cells and enhancing the formation of blood vessels to facilitate the tissue regeneration process, while the beta tricalcium phosphate component fills the gap between the bone surfaces and acts as a scaffold for the formation of new bone.

Augment Bone Graft is designed to be placed directly into an open surgical site for hindfoot or ankle fusion and has been studied in a randomized, controlled, prospective, multi-center IDE clinical trial, one of the largest North American IDE investigations performed to date in foot and ankle surgery. A total of 414 patients were treated during the trial, of which 272 patients received Augment Bone Graft. The data support Augment’s safety and statistical noninferiority to autograft, the current gold standard in hindfoot and ankle fusions based on clinical, functional and quality of life measures relative to outcomes from baseline.

In May 2011, the FDA’s Orthopaedic and Rehabilitation Devices Panel of the Medical Devices Advisory Committee voted favorably on Augment Bone Graft’s safety, efficacy and benefit to risk profile for its use as an alternative to autograft in hindfoot and ankle fusion.

In January of 2012, BioMimetic announced the receipt of a post-panel non-approvable letter requesting additional information and a PMA amendment.

In June 2012, BioMimetic submitted a responsive PMA amendment to the FDA, and the product is currently pending a final regulatory decision. If approved, Augment Bone Graft will be the first clinically-proven protein therapeutic to come to the orthopedic market in a decade, offering the potential to effectively reinforce surgical bone repair in hindfoot and ankle fusion procedures, translating into an estimated market opportunity of approximately $300 million annually in the United States.

Augment Bone Graft is currently available for sale as an alternative to autograft in Canada for foot and ankle fusion indications and in Australia and New Zealand for hindfoot and ankle fusion indications.

As mentioned, the mechanism of action for PDGF is well established and has been shown in preclinical studies to induce the formation of new blood vessels or angiogenesis, which is essential to tissue viability and tissue repair.

Additionally, PDGF has proven to attract cells to a repair site, or chemotaxis, and to stimulate the proliferation of cells or mitogenesis during the early stages of tissue healing.

It should be noted that this mechanism of action does not involve the differentiation of local cells into bone-forming cells and thus avoids unwanted bone formation in surrounding tissues that has been observed with BMP-based products.

We believe the robust clinical data supports the safety and efficacy of Augment Bone Graft as compared to the current gold standard, autograft. To elaborate, Augment Bone Graft is supported by the first Level I clinical study in hindfoot and ankle fusion and establishes a new standard for the evaluation of clinical measures and outcomes associated with these procedures. We believe the clinical results from the IDE study demonstrate that Augment Bone Graft provides a clear patient benefit by avoiding a secondary surgical site for the harvest of the autograft tissue, which resulted in prolonged harvest site pain in some patients.

Importantly, if approved by the FDA, Augment Bone Graft will be the only product on the market for foot and ankle fusion procedures that provides demonstrated mechanism of action and clinical efficacy established under a stringent IDE protocol.

7
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

As a result, if approved by the FDA, we believe Augment Bone Graft would have a significant impact on patient care.

With that overview, we would now like to open the call up to take questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Kim Gailun, JPMorgan.

Kim Gailun—JPMorgan—Analyst

The first question is on the approval path in the US for Augment. Just curious if you guys can help us understand the range of potential outcomes? You’ve indicated you are looking for a complete response letter sometime in the next month or so. What are the range of potential outcomes that could come out of that complete response letter?

Ted Davis—Wright Medical Group, Inc.—President, OrthoRecon Division

Kim, this is Ted. Thanks for the question. So the FDA actually has wide latitude in how they respond to the PMA amendment. So we’re not going to comment on where we think the FDA is. We have not spoken directly with the FDA at this point. But, as you noted, there are multiple different outcomes in that letter, all the way from an approval to additional questions that they could ask us to address.

Kim Gailun—JPMorgan—Analyst

Okay. So the complete response letter could come then in the form of an approvable letter.

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Well, it is one of the — it is one of the possibilities. I think BioMimetic has said that they expect approval somewhere between late April of next year and then until the end of the year. We have — so that’s their opinion about it, and that may happen.

We have not had any direct conversations with the FDA, and so it’s hard for us to read that. But we feel optimistic that everybody is on the right track here, and we’ll just see how this plays out.

Kim Gailun—JPMorgan—Analyst

Okay. So I guess just trying to frame for people from the technical perspective, though, when you think about a complete response letter and what could be the next steps, it sounds like I know from BioMimetic that there was discussion of potentially if the complete response comes through and maybe you get — you go into labeling discussions and maybe that could lead to approval. But it sounds like that is one outcome, but really it could come in non-approvable, approvable or approvable with conditions.

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

All of the above, right.

8
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

Kim Gailun—JPMorgan—Analyst

Okay. Thank you.

Operator

Matthew O’Brien, William Blair.

Matthew O’Brien—William Blair & Company—Analyst

Just to follow-up on Kim’s question a little bit more, the company has actually said they expect that complete response letter by the end of the year, but they also provided that approval timeframe that, Bob, you just mentioned. Can you just give us a sense for what is it that you’ve seen so far — I’m sure that you’ve taken a look at their books and their data — that gives you comfort that, first of all, it’s going to get approval; and secondly, will it push it out to the end of next year versus beginning to middle of next year?

And then on top of that, why go ahead and buy the company now? Why not wait for that approval?

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Let me take the last part of that first is that I’ve been involved in transactions like this in the past, Matt, where the optimal time for both companies is preapproval, and that is based on both companies assuming some risk. And with any preapproval product, there is obviously some risk.

So we could have obviously eliminated that risk by deferring our decision until after the approval was granted. However, I think at that point, the asset would have been very competitively sought after. And we’re a company now that I think — this is right at the heart of what we do. So we understand where they are, I think, pretty well and maybe better than perhaps other companies.

So when we looked at this asset and where they currently are is that the science behind it and the data that they have been able to produce is very compelling.

Now I don’t want to predispose anything the FDA may or may not do. That is dangerous for anybody to do. However, the questions that have been asked of the Company by the FDA and we have had an absolutely thorough review of this with our own internal experts. Now don’t forget, we have business in this. This isn’t new to us. We have people that have been involved in these kinds of biologics for 10-plus years in our Company. So this is new to us. Plus outside people feel that the answers that BioMimetic has put into the supplement are very, very strong and very, very robust. So it is our interpretation of that that this product will eventually be approved. Not sure of the exact timing, but it is a very robust submission from our perspective with people that really know this.

So we’re not just looking at some technology that is on the periphery of what we’re doing. This is something that we really have spent a lot of time in it over the years and feel very good about where they are. So that’s why I think that we decided to move ahead now rather than later.

Matthew O’Brien—William Blair & Company—Analyst

Okay. That all makes sense. Bob, I appreciate that.

Then my follow-up question is you have got around $120 million hardware business in Foot and Ankle. Based on that business as it stands today, can you just give us a sense for the revenue opportunity you’ve been missing with not having a product like Augment in the bag?

9
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

It’s a little bit hard to guess at that, but what I will say is that we have about a $60 million Biologics business that has been decreasing in the double-digit area in the last couple of years, the last year, anyway. And that’s a combination of the redoing of the KCI agreement and, secondly, just the increased competitive nature of the market for the things that we currently have.

This product, the Augment Bone Graft product, gives us a differentiated product. So we think that we can then turn this part of our business — we firmly believe that we will turn this part of our business into a growth driver as opposed to something that, left to its own devices, would atrophy.

So and we’re also very confident that the move we made earlier this year with going to a more direct sales organization in our Foot and Ankle business gives us the ability to leverage that into even higher growth than it would have been had we stayed with a mostly distributor organization. So all this kind of fits together, I think, in a very nice package for us.

Matthew O’Brien—William Blair & Company—Analyst

Okay, Bob. Just to follow up on that a little bit more, is there any way you can quantify your expectations for year one revenue from Augment, say, if it were to get approved in the middle of next year?

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

No, I really don’t want to get into that guessing game. If you look at the way that the CRVs are put together is that the first contingent payment is at $40 million of revenue; the second one is at $70 million revenue, we expect, and we will be happy to pay those.

Matthew O’Brien—William Blair & Company—Analyst

Understood. Thank you.

Operator

Mark Landy, Summer Street Research.

Mark Landy—Summer Street Research Partners—Analyst

Lance, probably a question directed at you first. What terms did you make for the Lehman dispute? Was their $10 million payment taken into the evaluation? Have you called that aside to be determined at a later date?

Lance Berry—Wright Medical Group, Inc.—SVP & CFO

Mark, can you repeat that? You broke up a little bit.

Mark Landy—Summer Street Research Partners—Analyst

I’m sorry, I apologize. The Lehman dispute, the $10 million payment from the Lehman that is currently in dispute, I was wondering what assumption you guys have made on receipt of that cash and how you factored that into the costs going forward?

10
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

Lance Berry—Wright Medical Group, Inc.—SVP & CFO

Yes, I think, Mark, I would just say at a high level, we’re obviously well aware of that situation, and that was all taken into consideration with the offer we made.

Mark Landy—Summer Street Research Partners—Analyst

But in terms of the offer as you talked about the dilution, how does that $10 million play into that? Have you assumed the costs going forward include that payment, or are they exclusive of those payments?

Lance Berry—Wright Medical Group, Inc.—SVP & CFO

Well, that payment would be something of a one-time shot and probably not — when you think about adjusted results on a go-forward basis, that’s really what we were talking about when we talk about dilution. So that comment really made no assumption one way or the other with that payment, if that makes sense.

Mark Landy—Summer Street Research Partners—Analyst

And then with respect to some of the other programs that are going on, for example, tennis elbow, how is Wright going to handle those? Again, it is early in the process for you guys, but some of it — the programs that are outside of Foot and Ankle, are you going to just close those and focus on Foot and Ankle or bring them forward because you do see benefits to other parts of your business?

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Yes, Mark. This is Bob. I mean our first priority is to get through the Augment approval and launch it. I think that is taking a lot of resources that are currently at BioMimetic, and I think that is the right prioritization.

However, we do view this transaction as a platform technology. In the future, we will have different avenues that we can go down. And sports medicine, tennis elbow, are all things that may be appropriate as we get closer.

I know the Company has active programs in those areas. I think that’s terrific. But our main priority — and I think everybody at BioMimetic agrees — is to get all the resources necessary against Augment and then see where we are, and then use the platform to grow the business in other areas.

Mark Landy—Summer Street Research Partners—Analyst

Bob, I think we concur with that thought. So just as we look at our models outward, would it be fair to put most of those programs, in fact, not all of those programs on hold from a spend perspective until we get to some form of decent profitability in Augment? Just as we think about the future with respect to how we can run out the expenses on some of those other programs.

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Yes, I think that the level of spending that are going on in those programs we anticipate continuing.

Lance Berry—Wright Medical Group, Inc.—SVP & CFO

Mark, the easy way to think about it is we are leaving their operations generally intact. And so they have a current expense run rate and for now until we get the transaction closed and give better guidance I think a reasonable assumption is that that run rate is going to continue.

11
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

Mark Landy—Summer Street Research Partners—Analyst

Okay. Thanks, guys. And, again, congratulations. I think it’s a great opportunity for both of you. Thanks very much.

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Thank you.

Lance Berry—Wright Medical Group, Inc.—SVP & CFO

Thanks, Mark.

Operator

Jeff Johnson, Baird.

Jeff Johnson—Robert W. Baird & Company, Inc.—Analyst

Just want to confirm, I think the answer — I know the answer to this is no, but you have not seen any kind of response letter from the FDA or been privy to any of the diligence that has been going on between the FDA and BioMimetic?

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

We have seen everything that they have had between BioMimetic and the FDA.

Jeff Johnson—Robert W. Baird & Company, Inc.—Analyst

Right. No response, though, as far as any kind of formal response.

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

No.

Jeff Johnson—Robert W. Baird & Company, Inc.—Analyst

And I guess just on reimbursement, assuming you would get responses or approval in the next 12 to 18 months or so, what would be the reimbursement pathway for this product?

Ted Davis—Wright Medical Group, Inc.—President, OrthoRecon Division

So, Jeff, this is Ted. We view this product will be assumed within standard DRG and CPT coding. We’re not looking at it as a carveout at this point, although with this clinical trial, we will look to leverage that asset as we think about reimbursement and coverage opportunity.

12
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

Jeff Johnson—Robert W. Baird & Company, Inc.—Analyst

Okay. And Ted, just to follow-up on reimbursement then, it seems like this product is pretty expensive over in Australia anyway where we have seen some pricing data. I mean can you talk about maybe how you would imagine slotting this in and from a pricing standpoint with your current portfolio and maybe just relative to some competitive products?

Ted Davis—Wright Medical Group, Inc.—President, OrthoRecon Division

So think about this — our thoughts, we’re not going to comment specifically on pricing, but think about it as fitting somewhere between the current stem cell grafts that are on the market and Infuse from a per — a volume-based CC basis.

Jeff Johnson—Robert W. Baird & Company, Inc.—Analyst

Yes. So then that is what I was figuring. So a premium to the stem cells, but obviously not to the BMP level.

Ted Davis—Wright Medical Group, Inc.—President, OrthoRecon Division

Correct.

Jeff Johnson—Robert W. Baird & Company, Inc.—Analyst

Correct. All right. Thanks, guys.

Operator

Michael Matson, Mizuho Securities.

Michael Matson—Mizuho Securities—Analyst

I was wondering if you are aware of any other biologic products out there that are being studied for use in foot and ankle. Specifically, Infuse, I thought I recalled that they were running a study, Medtronic was running a study at one point, but I just wanted to see what your diligence revealed about competitive entrants into the Foot and Ankle area?

Ted Davis—Wright Medical Group, Inc.—President, OrthoRecon Division

Mike, this is Ted. I’ll take that one as well. We are aware that individual companies either small or start-up companies or larger companies with other proteins have evaluated Foot and Ankle studies. Obviously our network of the investigators in the space give us some certain insight. But as far as we know, there is no one else with an active Foot and Ankle trial ongoing at this point in time.

Michael Matson—Mizuho Securities—Analyst

Okay. Thanks. And then Bob mentioned the 50 employees. I’m just wondering the upper-level management that BioMimetic has, what are their intentions in terms of sticking around, time frames, etc. after the deal closes?

13
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Well, we intend to make this very attractive for the employees to stay part of the Company. We haven’t had any direct contact with anyone other than the CEO, but will soon and cement that relationship.

I think the way that this transaction is structured with a large part of the payment and contingent value is that that will give — make sure there is alignment. And secondly, we intend to do everything we can to retain the current group of employees that are over there in Nashville.

Michael Matson—Mizuho Securities—Analyst

Okay. That’s all I have. Thank you.

Operator

Raj Denhoy, Jefferies.

Raj Denhoy—Jefferies & Company—Analyst

I wonder if I could start a bit on the product. I haven’t looked at it in a while, but my understanding is one of the FDA’s major concerns is around the safety of the product and particularly the cancer risk and also the neutralizing anti-body issue. And I am curious if there’s anything you guys have done in terms of due diligence that have gotten you more comfortable with the safety profile of the material?

Ted Davis—Wright Medical Group, Inc.—President, OrthoRecon Division

Raj, this is Ted. I’ll take that one.

So, first and foremost, on the carcinogenicity side, that is accurate. There was a lot of dialogue at the panel. But we look at the recent update they filed, which was very public relative to the VA study, which has very compelling data about the long-term effects of PDGF in wound with no cancer signals. So we believe that’s an important piece of the puzzle.

And then on the non-neutralizing antibody front, as you know, that was the second cell-based assay that the FDA asked BioMimetic to run. We have diligence to that, and we don’t see any significant issue, although, again, we will work with the FDA on this one step at a time.

Raj Denhoy—Jefferies & Company—Analyst

Okay. In that regard, if the FDA were to ask for additional clinical data, is Wright Medical prepared to continue to fund this if it takes longer than next year for approval?

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Yes. We don’t anticipate that. We think that when the FDA responded to — corresponded with BioMimetic and asked for additional data after the panel meeting, it seems to us that the responses were robust and overwhelmingly positive. It seemed even were better than the original kinds of data, in some respects, anyway. So if there is more data needed to get this across the finish line, of course, we will do that.

14
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

Raj Denhoy—Jefferies & Company—Analyst

Okay. And then just lastly, you guys I think put in the press release a $300 million market opportunity in the US in foot and ankle fusion. I’m curious how you get to that number. My understanding is there is maybe 50,000 to 75,000 foot and ankle fusion procedures a year in the US, and given some of your commentary around the pricing of this, is there an assumption for some use in other indications?

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Well, yes, it is for hindfoot also, Raj. I think that we think this market is like 100,000 or so procedures.

Raj Denhoy—Jefferies & Company—Analyst

Okay. So that includes hindfoot fusions?

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Right.

Ted Davis—Wright Medical Group, Inc.—President, OrthoRecon Division

Yes.

Julie Tracy—Wright Medical Group, Inc.—SVP & Chief Communications Officer

Yes.

Raj Denhoy—Jefferies & Company—Analyst

Okay. Very good. Thank you.

Operator

Joanne Wuensch, BMO.

Joanne Wuensch—BMO Capital Markets—Analyst

Thank you for taking the question and congratulations. Can we assume that this was a competitive bidding event, or can you give us a little bit of information on the process that went into this?

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

We have been following this company for years, well before I joined the Company, Joanne, and I assume that lots of companies have looked at this company over a period of time.

15
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

I think what we were able to do was move quickly at a pre-approval before approval. And this you might remember Chestnut acquisition back at ev3 time. It was just the same kind of a thing in which we were able to really get comfortable with the product, the data and the market that perhaps other companies that were more willing to sit back and wait — that might have been their tact.

So we’re pretty aggressive. We think this is something that really leverages our Company. It is just the kind of — it’s right in our strategy. And it just seems to be such a perfect fit that we thought that let’s go after this; let’s go after the strong. And so that is what we did.

Joanne Wuensch—BMO Capital Markets—Analyst

Excellent. And then the second question, you have a little over $300 million on your balance sheet at the end of the third quarter. This ate almost $200 million of it. Should we assume you’re still shopping?

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Yes. There’s nothing hot or imminent, but we have been shopping for some time now. This is one that we really liked and put a lot of resources behind it, but there’s probably other things out there that we’d like to do as well.

Joanne Wuensch—BMO Capital Markets—Analyst

In a similar type of vain, in Foot and Ankle, Biologics area?

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Yes.

Joanne Wuensch—BMO Capital Markets—Analyst

Thank you very much.

Operator

Glenn Novarro, RBC Capital Markets.

Glenn Novarro—RBC Capital Markets—Analyst

Two clarifying questions. One, as it relates to the FDA request for additional data on Augment, can you clarify — did you submit new data or it’s just different cuts of the existing data? And then I had a follow-up.

Ted Davis—Wright Medical Group, Inc.—President, OrthoRecon Division

Glenn, this is Ted. I’ll take that one. But the PMA amendment provided a significant amount of additional information to the FDA. There was a re-reading of all the CT scans by the original radiologist and one additional radiologist. There was a re-categorization of secondary surgeries as failures and with the data continuing to show statistical significance.

16
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

There was some FDA-requested composite endpoints with data showing statistical significance for all populations and, importantly, including the 434-patient intend to treat population. There was a human pharmacokinetic study, and there was the FDA request of testing a serum samples we talked about earlier with the non-neutralizing antibodies.

So there was an extensive amount of information in this PMA amendment. And as Bob stated earlier, we felt like this was a very robust filing and addressed all the FDA’s questions.

Glenn Novarro—RBC Capital Markets—Analyst

Okay. And then as a second follow-up, just to clarify, in terms of FDA approval, I think Kim may have said something about a CRL by the end of the year that the company, BioMimetic, had talked about. And then I thought maybe I heard Bob talk about, well, maybe approval in April of 2013, if not toward the end of the year. So can you just clarify the timing you expect with respect to hearing back from the FDA and how are we going to hear? Thanks.

Ted Davis—Wright Medical Group, Inc.—President, OrthoRecon Division

So, this is Ted again. Our perspective is that we don’t have — from our diligence efforts, we don’t have any reason to dispute the comment that BioMimetic has made publicly about anticipated approval timelines.

Obviously, the PMA amendment was filed in June. And although there are different timelines that are often spoken about, the FDA has a lot of latitude in their responsiveness. So we’re just going to stick with — we are comfortable with the comments that BioMimetic has made about their anticipated timeline.

Glenn Novarro—RBC Capital Markets—Analyst

And that is some sort of answer from the FDA by the end of this year, or was that next year?

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

I think that they were talking about a letter back from the FDA sometime this year which would outline where they are, but approval sometime between April and December of next year. That is what BioMimetic has said publicly.

Glenn Novarro—RBC Capital Markets—Analyst

Okay. Great. Thank you.

Operator

Jason Wittes, Brean.

Jason Wittes—Brean Murray, Carret & Co.—Analyst

Just some follow-ups. If from what I gather in terms of the burn rate for the existing company, it sounds like you’re going to maintain pretty much all the clinical trials that are on going at this point. Is that the right interpretation of what you said?

17
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Yes. I think the majority of the burn rate is dedicated toward Augment, but there are other projects underway, and we anticipate those will continue as they are today.

Jason Wittes—Brean Murray, Carret & Co.—Analyst

Can you just give us a little more elucidation on what exactly is left to do on Augment? Obviously, a lot depends on what the FDA comes back with you at, but I assume that does not necessarily include additional clinical data.

Ted Davis—Wright Medical Group, Inc.—President, OrthoRecon Division

Jason, this is Ted. That is correct. It is going to depend on what the response from the FDA is.

As you know, the Company has suspended their Augment injectable trial as they wait for the FDA response, if there is any new information that is gleaned. They’ve got an approved IND protocol for the tennis elbow application, and then they’ve done some other earlier-stage work.

So the majority of the work today is all focused on Augment and then all of the supporting activities around it.

Jason Wittes—Brean Murray, Carret & Co.—Analyst

Okay. Thank you.

Operator

Richard Newitter, Leerink Swann.

Richard Newitter—Leerink Swann & Company—Analyst

Just a quick follow-up on the market size. Can you just again break that $300 million market opportunity down? Is that assuming just the autograft portion of the market? What percentage of cases, fusion cases would you say use autograft versus synthetic biologics agents, and if you could break that down for us a little further?

Lance Berry—Wright Medical Group, Inc.—SVP & CFO

Richard, we would say really all of the ankle fusion and hindfoot fusion is an applicable market in that this product would compete against both autograft and existing bone graft substitutes for that market.

Richard Newitter—Leerink Swann & Company—Analyst

Okay. And would you — you’ve talked about potential accretion or breakeven on an EBITDA basis at least two years postapproval or launch of Augment. Can you maybe talk about what — well, the level of sales, whatever you’re contemplating there, let’s say, it is $40 million or between $40 million and $70 million. Is that just for the existing indications, or are you embedding or assuming additional indications to get there?

18
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

Lance Berry—Wright Medical Group, Inc.—SVP & CFO

Rich, I think you can think about within that kind of timeframe, that revenue is going to have to be generated by Augment Bone Graft and not any other products. So ultimately those indications will be what they will be based on the ultimate deliberations of the FDA.

Richard Newitter—Leerink Swann & Company—Analyst

But ultimately all on-label use. Maybe that was the better way to ask the question.

Ted Davis—Wright Medical Group, Inc.—President, OrthoRecon Division

Yes.

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Yes, yes, absolutely.

Richard Newitter—Leerink Swann & Company—Analyst

Okay. Thanks.

Operator

Ladies and gentlemen, this concludes the question-and-answer session. I would now like to hand the call back over to Mr. Bob Palmisano for closing remarks.

Bob Palmisano—Wright Medical Group, Inc.—President & CEO

Thank you, operator. As you heard, there are many reasons why we are excited about this transaction. We believe that if approved by the FDA, Augment Bone Graft would give us a new biologic platforms to accelerate the continued transformation of our business, provide future opportunities in bone repair and soft tissue applications that can drive growth for years to come, and add a team of talented and experienced people to the Company that we believe will be a significant competitive advantage as we focus on growing and expanding our Extremities and Biologics business.

We believe Wright is the ideal partner to maximize the potential of the Augment Bone Graft technology and look forward to adding this innovative product to Wright’s biologic product offering.

Thank you for joining us today.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.

19
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

NOVEMBER 19, 2012 / 4:00PM, WMGI - Wright Medical Group, Inc. and BioMimetic Therapeutics, Inc. Enter into Agreement to Combine Businesses - Conference Call

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2012, Thomson Reuters. All Rights Reserved. 4957931-2012-11-19T18:22:41.493

20
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2012 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Additional Information about the Transaction and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Wright and BioMimetic. In connection with the proposed transaction, Wright intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement/prospectus and other relevant materials in connection with the proposed transaction, and each of Wright and BioMimetic intend to file with the SEC other documents regarding the proposed transaction. The proxy statement/prospectus and this filing are not offers to sell Wright securities and are not soliciting an offer to buy Wright securities in any state where the offer and sale is not permitted. The final proxy statement/prospectus will be mailed to the stockholders of BioMimetic. INVESTORS AND SECURITY HOLDERS OF BIOMIMETIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE OTHER RELEVANT MATERIAL CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WRIGHT AND BIOMIMETIC AND THE PROPOSED TRANSACTION.

The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Wright by directing a written request to Wright Medical Group, Inc., 5677 Airline Road, Arlington, TN 38002, Attention: Investor Relations, and by BioMimetic by directing a written request to BioMimetic Therapeutics, Inc., 389 Nichol Mill Lane, Franklin, TN 37067, Attention: Investor Relations. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Wright by going to Wright’s investor information web site at http://phx.corporate-ir.net/phoenix.zhtml?c=129751&p=irol-irhome and by BioMimetic by going to BioMimetic’s investor information web site at http://investor.biomimetics.com/phoenix.zhtml?c=196896&p=irol-sec.

Participants in Solicitations

BioMimetic and its respective executive officers and directors and other persons, including Wright and its respective executive officers and directors, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed transaction. Information about the executive officers and directors of BioMimetic and their ownership of BioMimetic common stock is set forth in its annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 13, 2012 and the proxy statement for BioMimetic’s 2012 annual meeting of stockholders, filed with the SEC on April 27, 2012. Information about the executive officers and directors of Wright is set forth in its annual report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 24, 2012 and the proxy statement for Wright’s 2012 annual meeting of stockholders, filed with the SEC on March 27, 2012. Certain directors and executive officers of BioMimetic and other persons may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the transaction. If and to the extent that any of the BioMimetic participants will receive any additional benefits in connection with the transaction, the details of those benefits will be described in the proxy statement/prospectus relating to the transaction. Investors and security holders may obtain additional information regarding the direct and indirect interests of BioMimetic and its executive officers and directors in the transaction by reading the proxy statement/prospectus regarding the transaction when it becomes available.

Forward-Looking Statements

This filing may contain “forward-looking statements” as defined under U.S. federal securities laws. These statements reflect management’s current knowledge, assumptions, beliefs, estimates, and expectations and express management’s current view of future performance, results, and trends. Forward looking statements may be identified by their use of terms such as anticipate, believe, could, estimate, expect, intend, may, plan, predict, project, will, and other similar terms. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to materially differ from those described in the forward-looking statements. In addition to those described below, forward looking statements contained in this filing include, without limitation, statements concerning the possibility of FDA approval of Augment Bone Graft, statements regarding market acceptance of, and expected annual market demand for Augment Bone Graft, statements regarding the expected impact of the transaction with BioMimetic on Wright’s adjusted EBITDA and other financial results, and statements about the timing and expected benefits of the transaction. The reader should not place undue reliance on forward-looking statements. Such statements are made as of the date of this filing, and Wright undertakes no obligation to update such statements after this date. In addition to those described above, risks and uncertainties that could cause Wright’s actual results to materially differ from those described in forward-looking statements are discussed in Wright’s filings with the Securities and Exchange Commission (including those described in Item 1A of Wright’s Annual Report on Form 10-K for the year ended December 31, 2011 and Wright’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, in each case under the heading “Risk Factors” and elsewhere in such filings). By way of example and without implied limitation, such risks and uncertainties include: the failure of BioMimetic stockholders to adopt the merger agreement or the failure of either Wright or BioMimetic to meet any of the other conditions to the closing of the transaction; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; future actions of the United States Attorney’s office, the FDA, the Department of Health and Human Services or other U.S. or foreign government authorities that could delay, limit or suspend Wright’s development, manufacturing, commercialization and sale of products, or result in seizures, injunctions, monetary sanctions or criminal or civil liabilities; any actual or alleged breach of the Corporate Integrity Agreement to which Wright is subject through September 2015 which could expose Wright to significant liability including exclusion from Medicare, Medicaid and other federal healthcare programs, potential criminal prosecution, and civil and criminal fines or penalties; adverse outcomes in existing product liability litigation; new product liability claims; inadequate insurance coverage; the possibility of private securities litigation or shareholder derivative suits; demand for and market acceptance of Wright’s new and existing products; potentially burdensome tax measures; lack of suitable business development opportunities; product quality or patient safety issues; challenges to Wright’s intellectual property rights; geographic and product mix impact on Wright’s sales; Wright’s inability to retain key sales representatives, independent distributors and other personnel or to attract new talent; inventory reductions or fluctuations in buying patterns by wholesalers or distributors; inability to realize the anticipated benefits of restructuring initiatives; negative impact of the commercial and credit environment on Wright, Wright’s customers and Wright’s suppliers; and the potentially negative effect of Wright’s ongoing compliance enhancements on Wright’s relationships with customers, and on Wright’s ability to deliver timely and effective medical education, clinical studies, and new products.